Exhibit 99.4

Valour Announces Increase in AUM by 44% Since Beginning of the Year

●	Valour AUM increases by 44% since the beginning of the year

●	Valour sets another record in net sales of 1 million Solana units on January 13, 2023

Toronto, Ontario, January 22, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), is pleased to announce that its subsidiary Valour Inc. (Cayman) (“Valour Cayman”) has increased its Assets Under Management (“AUM”) since the beginning of the year by 44% to US$112 million. Valour is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance.

With the resurgence of Bitcoin and the crypto market, Valour Cayman’s weekly turnover and net weekly inflows have also seen an uptick in activity. Valour Cayman’s Solana (SOL) exchange traded product (“ETP”) reached record net sales of 1 million units on January 13, 2023. Valour Cayman has also seen net inflows increase every day of the last week. Average weekly turnover in the new year increased 300% compared to Q4 2022 turnover. Assuming continued price appreciation and market interest Valour anticipates AUM to grow exponentially.

“We are thrilled to see such strong growth in our AUM and ETP sales,” said Olivier Roussy Newton, Chief Executive Officer of Valour. “This is a clear indication that our products are resonating with investors and we are clearly on track to beat our average Q4 monthly income if prices stay at current levels. With the approval of our SPV we also anticipate launching numerous new and innovative products shortly”.

Valour Cayman offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour Cayman’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Valour Bitcoin Carbon Neutral, and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour Cayman’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

On January 19, 2023, Genesis Global Capital LLC (“Genesis”) and its group companies filed for bankruptcy protection in the US and listed Valour as a creditor. Valour clarifies that Valour Cayman, its wholly-owned subsidiary, is a borrower of funds under a master loan agreement with Genesis dated January 22, 2022. The loan amount borrowed by Valour Cayman under the loan agreement is US$6 million which is collateralised. Valour currently has no reason to believe that the aforementioned situation will render the loan agreement invalid.

About Valour

Valour Inc. (NEO: DEFI) (GR: RMJ.F) (OTCQB: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; price levels of and market interest in cryptocurrency; investor interest in Valour Cayman’s ETPs; future income; loan agreement with Genesis; bankruptcy proceedings of third party counterparties ; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; bankruptcy and insolvency of counterparties; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:
Investor Relations
ir@valour.com